KENAN TRANSPORT COMPANY                                     EXHIBIT 2


                     STOCK PURCHASE AND SALE AGREEMENT

      STOCK PURCHASE AND SALE AGREEMENT made as of February 18, 1998 among CITGO Petroleum Corporation (the "Seller"), Petro-Chemical
Transport, Inc. (the "Company") and Kenan Transport Company (the "Buyer").

      The parties have reached an understanding with respect to the sale and purchase of all the outstanding shares of the Company, a corporation engaged in the transportation of petroleum product as a common and contract carrier.

      It is therefore agreed:

      1. Sale of Corporate Shares. The Seller shall sell to the Buyer, at the purchase price of Seven and One Half Million Dollars
($7,500,000.00) (the "Purchase Price"), all of the issued and outstanding shares of the Company (the "Shares") and the Buyer shall purchase the Shares from the Seller at such Purchase Price.

      2.    Ownership of Certain Assets by Company.   Company owns free
and clear of all liens, claims and other encumbrances, including any rights of third parties or Seller, except those listed on Exhibit 2(a), all right, title and interest in and to the Petroleum Product Transportation Customer Service/Inventory Control System and Order/Dispatch System (the System ). Seller shall have a nonexclusive license to the System in accordance with the terms and conditions of the Services Agreement referred to in Section 4(e).

      3. Closing. Except as hereinafter provided, the closing of the sale shall take place at 6100 South Yale, Tulsa, Oklahoma, 6th Floor at 10 a.m. on February, 26, 1998. The closing shall be effective on February 28, 1998 at 12:00 midnight (the "Closing Date"). At the closing,
Seller shall deliver to the Buyer, free and clear of all encumbrances, certificates for the Shares in negotiable form, with all required transfer stamps attached. Upon such delivery, the Buyer shall wire Seller pursuant to Seller's instructions, the Purchase Price. In the event that it is determined that the Hart-Scott- Rodino Antitrust Improvements Act of 1976 (the "HSR Act") is applicable to the proposed transaction, the Closing Date shall take place on the business day following the termination of the applicable waiting period under the HSR Act (if such day is after February 28, 1998) or at such other time as the parties may mutually agree.

      4.    Transportation Services Provided After Closing.

      (a) Seller shall tender to Buyer all of the Seller controlled freight that is being handled by the Company at the time of the closing (with the exception of contract business for The Southland Corporation and CATO Oil and Grease Company) through September 30, 2006, and Buyer agrees to deliver, or cause the Company to deliver, such controlled freight at rates based on




the Company's current rates in effect at the closing for Seller, with a mutually agreed upon price adjustments and a fuel surcharge adjustment as set forth on Exhibit 4(a). If Seller and Buyer are unable to agree on a price adjustment, the previous rate shall remain in effect.

      (b) Seller shall tender to Buyer all deliveries of CITGO branded motor fuel products controlled by Seller to The Southland Corporation that is being handled by the Company at the time of closing through September 30, 2006. Buyer agrees to deliver, or cause the Company to deliver, such products at rates based on the Company's current rates in effect at the closing for Seller, with a mutually agreed upon price adjustments and a fuel surcharge adjustment as set forth on Exhibit 4(a). If Seller and Buyer are unable to agree on a price adjustment, the previous rate shall remain in effect.

      (c) Buyer shall provide, or cause the Company to provide, transportation services for freight tendered by Seller.

      (d) Seller shall until September 30, 2006, tender to Buyer additional new controlled freight provided that the Company's rates are comparable to rates for similar transportation services provided by other carriers.

      (e) Seller, Buyer and the Company shall also enter into a Services Agreement whereby the Company or the Buyer shall perform certain services for Seller, set forth in Annex 4(e).

      (f) Buyer shall meet certain Transportation Standards as set forth below:

            (i) Buyer shall maintain $30,000,000 or more of liability insurance.

            (ii) Buyer shall have an operating ratio better than 95% average for last 3 years.

            (iii) Buyer will perform its transportation services to Seller at 98% accuracy rate with regard to timeliness of delivery and accuracy of product drop.

            (iv) Buyer shall provide a work force that meets and substantially complies with all applicable DOT rules and regulations.

            (v) Buyer shall maintain a satisfactory safety rating from DOT.

            (vi) Buyer will continue to provide transportation services for Seller to the majority of the geographic locations currently serviced by Company at the closing.

If at any time Buyer fails to meet the above standards, and such failure is not rectified by Buyer within 30 days of occurrence of the failure, then Seller shall not be obligated to tender any deliveries to Buyer until such time as Buyer has returned to compliance with the above standards.



In the event of a failure by Buyer to maintain the required liability insurance pursuant to clause (i) above, Buyer shall immediately notify Seller, and Seller shall not be required to afford notice or opportunity to cure and may instead, refrain from tendering any deliveries to Buyer until such time as Buyer shall have obtained or restored the required insurance.

     5. Representations and warranties of Seller. The Seller represents and warrants to the Buyer as follows:

     (a) Organization, standing and qualification of Company. The Company is a corporation duly organized, validly existing, and in good standing under the laws of Texas. The Company (i) has all requisite corporate power and authority and is entitled to carry on its business as now being conducted and to own, lease or operate its properties and (ii) is in good standing as a foreign corporation authorized to do business in those states listed on Exhibit 5(a), which are all of the states where the nature of the activities conducted by it or the character of the properties owned, leased or operated by it require such qualification, licensing or domestication. Copies of the Company's Certificate of Incorporation, and all amendments thereof to date, certified by the Secretary of State of Texas, and of the Company's By-laws as amended to date, certified by the Company's Secretary, have been delivered to the Buyer, and are complete and correct as of the date of this Agreement.

      (b)    Subsidiaries. The Company has no subsidiaries.

      (c)   Capitalization.   The aggregate number of Shares which the
Company is authorized to issue is 17,000 common shares, of which 17,000 shares are issued and presently outstanding. All such issued shares have been validly issued and are fully paid and non-assessable. The Company has no outstanding subscriptions, contracts, options, warrants, or other obligation to issue, sell, or otherwise dispose of, or to purchase, redeem or otherwise acquire any of its Shares.

      (d) Share Ownership. Seller represents that it is the owner of all of the Company's Shares, free and clear of any encumbrances. Seller has full right and authority to transfer these Shares to Buyer, and there are no other Shares of the Company owed or claimed by any other person or entity.

      (e)   Authorization and Approval of Agreement.   All corporate
proceedings or corporate action required to be taken by Seller relating to the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby shall have been made or taken at or prior to closing.

      (f) Financial Statements. The Company's December 31, 1996 (as restated) financial statements, including balance sheet (the "Balance Sheet") and statements of income and cash flows, have been prepared in accordance with generally accepted accounting principles consistently applied throughout the period indicated and fairly present the financial position of the Company and the results of its operations and cash flow for the year then ended. The interim financial statements of the Company for the 10 months ended October 31, 1997, (including

balance sheet and statements of income and cash flows), have been prepared in accordance with generally accepted accounting principles consistently applied throughout the period indicated and fairly present the financial position of the Company and the results of its operations and cash flows for the period then ended.

      (g) Absence of Undisclosed Liabilities. Except to the extent reflected or reserved against in the Company's December 31, 1996 Balance Sheet (as restated) and the interim balance sheet as of October 31, 1997, the Company as of October 31, 1997, had no material liabilities of any nature, whether accrued, absolute, contingent, or otherwise except as set forth in Exhibit 5(g) for any period prior to October 31, 1997 or arising out of transactions entered into, or any state of facts existing, prior thereto. Seller does not know or have reasonable grounds to know of any basis for the assertion against the Company, as of October 31, 1997, of any material liability of any nature or in any amount not fully reflected or reserved against in the aforesaid balance sheets, except as set forth in Exhibit 5(g).

      (h) Absence of certain Changes. Except as set forth in Exhibit 5(h), since October 31, 1997, there has not been (i) any change in the Company's financial condition, assets, liabilities, results from operations and cash flows, or business, other than changes in the ordinary course of business, none of which has been materially adverse; (ii) any damage, destruction, or loss whether or not covered by insurance, materially and adversely affecting the Company's properties or business; (iii) any declaration, or setting aside, or payment of any dividend or other distribution in respect of the Company's shares, or any direct or indirect redemption, purchase, or other acquisition of any of such shares; (iv) any increase (except normal cost of living or merit increases consistent with prior practice) in the compensation payable or to become payable by the Company to any of its officers, employees, or agents, or any increase bonus payment or arrangement made to or with any of them except normal changes consistent with prior practice; or (v) any labor trouble, or any event or condition of any character, materially and adversely affecting the Company's business or prospects.

      (i) Title to Properties. Except as set forth in Exhibit 5(i), the Company has good title to all its properties and assets, real and personal, including those reflected in the Balance Sheet, as restated (except as since sold or otherwise disposed of in the ordinary course of business), subject to no security interests, mortgage, pledge, lien, encumbrance, or charge, except for liens shown on the Balance Sheet, as restated, as securing specified liabilities set forth therein (with respect to which no default exists), and except for minor imperfections of title and encumbrance, if any, which are not substantial in amount, do not materially detract from the marketability or the value of the properties subject thereto, or materially impair the Company's operations, and have arisen only in the ordinary course of business.

       (j)  Condition of buildings and equipment.  Except as set forth in
Exhibit 5(j), all Company buildings and equipment (including the revenue equipment) are in good operating, condition and repair, and in conformity with all applicable ordinances and regulations, and environmental, building, zoning, and other laws.



      (k) Contracts. The Company (i) has no material contract or commitment extending beyond December 31, 2000 and (ii) is not party, express or otherwise, to any material contract, agreement or other arrangement (whether written or otherwise) with, or obligating the Company to, The Southland Corporation or any of its affiliates. "Material" for the purpose of this paragraph (k) only, means payments by the Company of more than $250,000. The Company has complied with all the provisions of such instruments and of all other contracts and commitments to which it is a party, and is not in material default under any of them. The Seller has delivered to the Buyer true and complete copies of (i) all material contracts, which are listed on Exhibit 5(k) and (ii) all portions of CITGO's Product Purchase and Sale Agreement which pertain to CITGO's obligations to arrange for transportation and provide other services.

      (l) Directors and officers; compensation; banks. The Seller has delivered to the Buyer a true and complete list, as of the date of this Agreement, certified by the Company's treasurer, showing: (i) the names of all the Company's directors and officers; (ii) the names of all persons whose compensation from the Company for the year 1997 will equal or exceed $100,000 together with a statement of the full amount paid or payable to each such person for services rendered or to be rendered in 1997, and the basis therefor; (iii) the name of each bank in which the Company has an account, or safe deposit box, and the names of all persons authorized to draw thereon, or to have access thereto; and (iv) the names of all persons holding powers of attorney from the Company, and a summary statement of the terms thereof.

      (m) Litigation. Except for suits of a character incident to the normal conduct of the Company's business and involving not more than $100,000 in the aggregate, there is no litigation or proceeding pending, or to the Seller's knowledge threatened, against or relating to the Company, its properties, or business, nor does the Seller know or have reasonable grounds to know of any basis for any such action, or of any governmental investigation relative to the Company, its properties, or business, except as set forth on Exhibit 5(m).

      (n) Leases, contracts, and licenses. The transfer of the Shares in accordance with the terms of this Agreement will not constitute a prohibited assignment or transfer of any of its licenses, leases, or contracts, and all of the foregoing will remain in full force and effect without acceleration as a result of this transaction except as set forth in Exhibit 5(n). The Company his all licenses, permits and other governmental franchises required for the conduct of its business as now conducted and the Company is not in default under any such license or permit, nor does any circumstance exist which with notice or the passage of time or both would result in such default.

      (o) Taxes. The Company has properly and accurately completed and duly filed in correct form with the appropriate United States, state and local governmental agencies and with the appropriate foreign countries and political subdivisions thereof all tax returns and reports required to be filed; such returns and reports are accurate and complete; and the Company has paid in full or made adequate provision in its accounting records for all taxes, interest, penalties, assessments or deficiencies shown to be due on such tax returns and reports or claimed to be due by any taxing authority or otherwise due and owing. The Company has made all withholdings of tax required to be made under all applicable United States, state, and local tax regulations and such withholdings have either been paid to the respective governmental agencies or set aside in

accounts for such purpose or accrued, reserved against and entered upon the books of the Company. The Company has not executed or filed with the IRS or any other taxing authority, domestic or foreign, any agreement or other document extending, or having the effect of extending, the period for assessment or collection of any taxes except for extensions of return filing deadlines except as set forth on Exhibit 5(o). The Company is not a party to any pending action or proceeding, nor is any action or proceeding threatened by any governmental authority for assessment or collection of taxes and no claim for assessment or collection of taxes has been asserted against the Company. There are no tax liens (other than liens for taxes for current and subsequent years which are not yet due and delinquent) upon any properties or assets of the Company, whether real, personal or mixed, tangible or intangible.

      (p) Tax Sharing Agreements. There is no contract, agreement or intercompany account system in existence pursuant to which the Company has, or may at any time in the future have, an obligation to contribute to the payment of any portion of a tax (or pay any amount calculated with reference to any portion of a tax) determined on a consolidated, combined or unitary basis with respect to an affiliated group or other group of corporations of which the Company is or was a member.

      (q) Environmental matters. The use, maintenance, operation and condition of the buildings and equipment are presently, and at all times have been, in substantial compliance with all laws relating to pollution, waste disposal or the protection, preservation or restoration of the environment, except as set forth in Exhibit 5(q).

      (r) Insurance. The Seller has delivered to the Buyer a list and brief description attached as Exhibit 5(r) of all policies or binders of fire, liability, Workers Compensation, vehicular and other insurance held by or on behalf of the Company. Such policies and binders are in full force and effect through the effective date of Closing.

      (s) Employee Benefit Plans. Exhibit 5(s) sets forth a complete and correct list of all Benefit Plans as hereinafter defined.

      The Company has delivered to Buyer complete and accurate copies of: all plan texts and other agreements adopted in connection with each Benefit Plan; the most recent summary plan description; the most recent annual report and financial statement (or similar report) therefor, if any; and, with respect to each such plan which is a Pension Plan the most recent determination letter received from the Internal Revenue Service (if any).

      To the knowledge of the Company, no event has occurred relating, directly or indirectly, to the Benefit Plans in connection with which the Company or any Benefit Plan, directly or indirectly, would be subject to any liability under ERISA, including, but not limited to, Section 409 or 502(i) thereof, the Internal Revenue Code, or any other applicable law. To the knowledge of the Company, no non-exempt "prohibited transaction" (as defined in Section 4975 of the Code) and no "reportable event" (as defined in Section 4043(b) of ERISA) has occurred with respect to any Benefit Plan prior to the date hereof.




      With respect to each Benefit Plan: Except as set forth in Exhibit 5(s) full payment of all amounts which the Company is or has been required under the terms of each such plan to have paid as contributions to such plan has been made; except as provided in Exhibit 5(s), in all material respects, each such plan conforms to, and its administration is in compliance with, all applicable laws and regulations, including but not limited to ERISA; each such plan which is a Pension Plan intended to qualify under Section 401(a) or 403(a) of the Code has been determined by the Internal Revenue Service to so qualify and, to the knowledge of the Company, nothing has occurred since the date of any such determination which has adversely affected such qualification; and there are no actions, suits or claims pending (other than routine claims for benefits) or, to the knowledge of the Company, threatened against any such plan or against the assets of any such plan which could reasonably be expected to result in a liability.

      Except as set forth on Exhibit 5(s), the consummation of the transactions contemplated by this Agreement will not entitle any employee of the Company to severance pay, unemployment compensation or similar payment, or accelerate the time of payment, vesting, or increase the amount of any compensation due to any employee of the Company.

      The Company has not contributed to or become obligated to contribute to any multiemployer plan (as defined in Section 4001(a)(3) of ERISA) or any "Pension Plan" that is subject to the funding requirements of Title 1
Part 3 of ERISA with respect to any employee of the Company.

      Whenever any of the terms set forth below is used in this Exhibit 5(s), it shall have the following meaning: "Benefit Plan" shall mean any plan, agreement, arrangement or commitment which is an employment or consulting agreement, executive compensation plan, bonus plan, deferred compensation agreement, employee pension, profit-sharing, savings or retirement plan, employee stock option or stock purchase plan, severance pay plan or arrangement, vacation plan or practice, group life, health, or accident insurance or other employee benefit plan, agreement, arrangement or commitment which is an "employee benefit plan," as defined in Section 3(3) of ERISA, with respect to which the Company has adopted or is participating in and has some liability or obligation to contribute or pay benefits and which relates to current or former employees of the Company; "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended; and "Pension Plan" shall mean an employee pension benefit plan, as defined in Section 3(2) of ERISA.

      (T)   LIMITATION OF WARRANTIES.   EXCEPT AS EXPRESSLY SET FORTH
HEREIN, SELLER AND THE COMPANY MAKES NO REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN RESPECT OF THE COMPANY OR ANY OF ITS ASSETS, LIABILITIES OR OPERATIONS, INCLUDING WITHOUT LIMITATION, WITH RESPECT TO MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE, AND ANY SUCH REPRESENTATIONS OR WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED. BUYER HEREBY ACKNOWLEDGES AND AGREES THAT, EXCEPT TO THE EXTENT SPECIFICALLY SET FORTH IN THIS AGREEMENT, THE BUYER IS PURCHASING THE SHARES ON AN "AS IS, WHERE IS" BASIS.






      (u) Ownership of the System. The Company, and the Seller represent and warrant that the Company is the sole and exclusive owner of the System, and that the Company owns or has the right to use pursuant to license, sublicense, agreement, or permission, all other Intellectual Property necessary for the System except as listed in Exhibit 5(u). Each item of Intellectual Property owned or used by the Company immediately prior to the Closing hereunder will be owned or available for use by the Company on identical terms and conditions immediately subsequent to the Closing hereunder. Intellectual Property shall include, without limitation, the System (as defined in Section 2 hereof) its related software, all other computer software and confidential business information. The Company has not granted any licenses, sublicenses, agreements, or permissions in or to the System to any third party (including the Seller), and the Seller has retained no rights in or to the System, except as may be granted by the Service Agreement or as set forth in Exhibit 2(a) hereof.

      6.    Cooperation.   The parties agree that they will cooperate with
each other to insure a smooth transition of the Company from Seller to Buyer, and will provide copies of, or access to, any such books, records, archives or personnel as may be necessary for the parties to perform under this Agreement or otherwise as it pertains to the Company.

      7. Post-Closing Tax Matters. For the one year period immediately following the closing, Buyer agrees to provide to Seller such financial and other information as may reasonably be requested by Seller in order for Seller to properly and accurately complete and file, with the appropriate United States, state and local governmental agencies, all tax returns and reports required to be filed for the Company for tax periods ending on or prior to the effective date of the closing. Buyer agrees to provide such information within 45 days of Seller's request. Seller will prepare and file all required tax returns and reports for the Company for periods up to and including the effective date of the closing. Seller will be responsible for all tax liabilities of the Company for periods up to and including the effective date of the closing. Buyer will be responsible for all tax liabilities of the Company for periods subsequent to the effective date of the closing. To the extent that the Company or Buyer receives a refund of taxes related to periods prior to the effective date of the closing, Buyer or the Company will remit such tax refund and related interest, if any, to Seller within 15 days of Buyer's or the Company's receipt.

      For a period of seven (7) years immediately following the closing, Buyer agrees to provide to Seller such financial and other information with respect to pre-closing periods as may reasonably be requested by Seller in order for Seller to adequately and accurately respond to any inquiries, audits or examinations of pre-closing period tax returns and reports by any United States or state and local governmental agencies. Buyer agrees to provide such information within 45 days of Seller's request.

      In order to appropriately apportion any taxes relating to a period that includes (but that would not, but for this section, close on) the closing date, the parties hereto will, to the extent permitted by applicable law, elect with the relevant taxing authority to treat for all purposes the

closing date as the last day of a taxable period of the Company, and such period shall be treated as a short period and a pre-closing period for purposes of this Agreement. In any case where applicable law does not permit the Company to treat the closing date as the last day of a short period, then for purposes of this Agreement, the portion of each such tax that is attributable to the operations of the Company for such interim period shall be (i) in the case of a tax that is not based on income or gross receipts, the total amount of such tax for the period in question multiplied by a fraction, the numerator of which is the number of days in the interim period, and the denominator of which is the total number of days in such period, and (ii) in the case of a tax that is based on income or gross receipts, the tax that would be due with respect to the interim period, if such interim period were a short period.

      8. Representations and Warranties of Buyer. The Buyer represents and warrants to the Seller as follows:

      (a) Organization and standing of company. The Buyer is a corporation duly organized, validly existing, and in good standing under the laws of North Carolina and is duly authorized to enter into this transaction.

      (b) With regard to those persons currently employed in the business of the Company, Buyer does not contemplate, nor does it have any intention of initiating either a "plant closing" or a "mass layoff" (as those terms are defined in the Worker Adjustment and Retraining
Notification Act, codified at 29 U.S.C. Section 2101-2109) in connection with its purchase of the Shares.

      9. Access and information. The Seller shall cause the Company to give to the Buyer and Buyer's counsel, accountants, engineers, and other representatives full access, during normal business hours throughout the period prior to the closing, to all of the Company's properties, books, contracts, commitments, and records, and shall furnish the Buyer during such period with all such information concerning the Company's affairs as the Buyer reasonably may request. All such information provided to Buyer shall be subject to the Confidentiality Agreement.

      10. Conduct of business pending closing. Seller covenants that, from the date hereof to the closing:

      (a) The Company's business will be conducted only in the ordinary course except (i) as required by this Agreement or (ii) as required by force majeure changes or directives of governmental authorities.

      (b) No change will be made in the Company's Certificate of Incorporation or Bylaws, except as may be first approved in writing by the Buyer.

      (c) No change will be made in the Company's authorized or issued corporate shares.

      (d) No dividend or other distribution or payment will be declared or made in respect of the Company's corporate shares except for those listed on Exhibit 10(d).



      (e) No increase (except ordinary and customary cost of living and merit adjustments) will be made in the compensation payable or to become payable by the Company to any officer, employee, or agent, nor will any bonus payment or other benefits (except ordinary and customary performance bonuses) be paid by the Company to or with any officer, employee, or agent except for those bonus payments set forth in Exhibit 10(e).

      (f) No contract or commitment will be entered into by or on behalf of the Company extending beyond the effective date of Closing, except normal commitments for the purchase of materials and supplies or equipment which in any single case will not. involve payment by the Company of more than $100,000 except for those listed on Exhibit 10(f).

      (g) No change will be made affecting the personnel, compensation payments, banking or safe deposit arrangements of the Company, without the Buyer's prior written approval.

      (h) Except as otherwise requested by the Buyer, the Seller will cause the Company to use its best efforts (without making any commitment on the Buyer's behalf) to preserve the Company's business organization intact; to keep available to the Company the services of the present officers and employees currently employed. in the business; and to preserve for theCompany the goodwill of its suppliers, customers and others having business relations with the Company.

      (i)   All debts will be paid as they become due.

      (j) No contract right of the Company will be knowingly and intentionally waived.

      (k) No uninsured physical damage or loss will occur to the assets or business of the Company in excess of $100,000.

      (l) No obligations except current liabilities under contracts entered into the ordinary course of business will be incurred except for those listed on Exhibit 10(l).

      11. Environmental Liability and Insurance Claims. Any liability for environmental contamination, remediation and/or insurance claims which arise out of or relate to operations by the Company at any time prior to the closing date (regardless of whether such claims or liabilities are asserted before or after the closing date), including but not limited to those set forth on Exhibit 11, shall be the responsibility of Seller and any such liability attributable to operations after the closing date shall be the responsibility of Buyer.

      12. Labor Matters. Notwithstanding any other provision of this Agreement, the parties agree that any and all claims, causes of actions, and liabilities arising under the National Labor Relations Act currently pending before the National Labor Relations Board ("NLRB"), including but not limited to, compliance with NLRB orders, the obligation to participate in NLRB-sponsored election proceedings, payment of back wages or employee benefits, reinstatement of charging parties, posting of notices or other remedies which may be ordered by the NLRB in these cases, shall be the sole and exclusive responsibility of Buyer as of the effective

date of the transaction. Except as set forth above, and on Exhibit 12 there are no labor disputes, material grievances, arbitration proceedings or any union organization activities, strikes, work stoppages or slowdowns pending, or to the best of the Company's knowledge threatened between the Company and any of its employees and their representatives.

      13. Employees. Buyer will have the right, but not the obligation, to hire any or all of the employees of the Seller involved in the operation of the Company, all of which employees are listed on Exhibit 13.

Buyer shall assume any future obligations with respect to Seller's or Company's employees hired by Buyer which arise on or after the closing date, except for claims against Seller in favor of any such employee which arise out of or relate to periods prior to the closing. All obligations, including severance obligations, with respect to any Seller employee not employed by Buyer shall remain the responsibility of Seller. Buyer shall give credit for prior service with Seller to all Seller employees employed by Buyer for purposes of the Buyer's employee benefit plans which have benefits based on service, including but not limited to, credit for service under any pension or profit sharing plan of the Buyer for purposes of eligibility and vesting provisions, credit for service under any of Buyer's employee welfare benefit plans which have service requirements and waiver of any pre-existing conditions related to medical and dental insurance and disability. Buyer shall also give such credit for service for purposes of determining vacation and long-term and/or short term disability pay.

      14. Company personnel. At the closing the Seller shall make available to the Buyer the written resignations of the Company's directors and officers (except as set forth in Exhibit 14 attached hereto and made a part hereof), and shall take, or cause to be taken, such action as the Buyer may request, with respect to changes in directors and officers.

      15.   Conditions precedent for Buyer and Seller.   All obligations
of the Seller and Buyer under this Agreement are, at their option, (or in the case of paragraphs (e) and (h) at the Buyer's option) subject to the fulfillment, prior to or at the closing, of each of the following conditions.

      (a) Representations and warranties true at closing. The representations and warranties contained in this Agreement shall be true at the time of the closing as though such representations, and warranties were made at closing.

      (b)   Performance.   Buyer and Seller shall have performed and
complied with all agreements and conditions required by this Agreement to be performed or complied with by them prior to or at the closing.

      (c)   Consents.   Seller and Buyer having obtained all necessary
consents, releases, or having obtained other business arrangements from their respective lenders, lessors and other third parties including without limitation the parties to the contracts referred to in Items A and F of Exhibit 5(k).

      (d) Board Approval. Approval of the transaction shall have been approved by Seller's and Buyer's respective Board of Directors.



      (e)   Due Diligence.   Buyer and its representatives shall have
completed their due diligence investigation the Company and the results of such investigation shall be satisfactory to the Buyer in its reasonable discretion.

      (f)   Services Agreement.   The Seller, the Buyer and the Company
shall have executed the Services Agreement referred to in Section 4(e) hereof.

      (g)   HSR Act.   The filing requirements of the HSR Act relating to
the transactions contemplated by this Agreement shall have been complied with, and either (i) the Federal Trade Commission or the Antitrust Division of the United States Justice Department shall have taken no action in respect to such filings and the waiting period prescribed by the HSR Act shall have expired, or (ii) the Federal Trade Commission and/or Antitrust Division shall have otherwise indicated their consent to the transactions contemplated hereby.

      (h)   Additional condition precedent for Buyer.   Prior to Closing
Date, Seller shall have furnished Buyer the Company's December 31, 1997 unaudited financial statements, including the balance sheet as of December 31, 1997 and the statements of income and cash flows for the year then ended. Such financial statements shall have been prepared in accordance with generally accepted accounting principles consistently applied throughout the year and shall fairly present the financial position of the Company and the results of its operations and cash flow for the year then ended.

      16.   Conditions Subsequent.

            (a) Upgrade of System Software. Seller shall be responsible for upgrading the software and operating system of the System (the Upgrade) to the currently supported release versions of the following software: IBM RS6000 AIX (UNIX) 4.1.5 Operating System, Oracle Database 7.3.3, and Oracle SQL *Forms 4.5. The Upgrade shall be completed not later than six (6) months after the closing date. The Seller warrants that, after the Upgrade, the System, when used in accordance with its associated documentation, will be capable of processing, providing and/or receiving data in a manner similar to which it processed, provided and/or received data prior to the Upgrade. Upon completion of the Upgrade, CITGO will supply a Year 2000 compliance certificate for the System, and after the Upgrade, Seller represents and warrants that any software used by or constituting the System (the "Software") is designed to be used prior to, during and after the calendar year 2000 A.D. and that the Software will operate during each such time period without error relating to date data, specifically including any error relating to or the product of date data which represents or references different centuries or more than one century. Seller acknowledges that in the event of a breach of any provision of this Section 16(a), Buyer and the Company shall be relieved of any liability arising under the Services Agreement attributable to any failure of the System or the Software resulting from such breach.

      (b)   Support for and Relocation of System.   Seller covenants and
agrees that it will (i) provide such assistance as Buyer may reasonably require to facilitate the physical relocation of the



System, and its constituent hardware and software, from its present location at Seller's facility to Buyer's designated facility, and (ii) provide the Buyer with system, data base administration and application support and maintenance for a period of up to (9) months after the closing date to enable Buyer to perform such functions related to or using the System as were performed by Seller or the Company prior to the closing date. Buyer shall be responsible for all expenses relating to the relocation, including reimbursement to Seller of Seller's reasonable costs associated with providing the support services, pursuant to Exhibit 16(b).

      (c) Financial Statements. Seller shall have delivered to Buyer such financial statements of the Company (including certain audited financial statements) as Buyer's accountants determine are necessary for Buyer to make any filings required pursuant to regulations of the Securities and Exchange Commission in a timely manner and in any event no later than March 31, 1998 (together with such consents of Seller's accountants to the inclusion of their reports in Buyer's filings as may be required). Buyer, Seller and Company understand and agree that these financial statements will be provided within a reasonable time after the effective date of Closing.

      (d)   Transition of Records; Accounting Functions.

            (i) Seller acknowledges and agrees that from and after the closing date, Buyer will be entitled to possession of all physical or electronic documents, books, records (including tax and accounting records and ledgers), agreements and financial data (including customer, vendor and employee lists and files) relating to the Company (the "Records"). To the extent not transferred to the Company prior to the closing date, Seller will, as promptly as practicable following the closing date, take such steps as needed to transfer physical possession of all such Records, together with any related electronic files or data, to Buyer.

            (ii) Seller and Buyer further acknowledge and agree that all accounting functions related to the Company and currently performed by Seller shall be transferred to Buyer as soon as practicable (and, in any event, not later than 60 days) after the closing date. Within six business days after the closing date, Seller shall furnish Buyer
      (a) a detail aged accounts receivable trial balance by customer, listing invoice number, date and amount as of the closing date, the total amount of which will agree with the accounts receivable amount reflected on the Company's balance sheet as of the closing date and
      (b) a detailed accounts payable trial balance by vendor, listing invoice numbers, dates and amounts as of the closing date, the total amount of which will agree with the accounts payable amount reflected on the Company's balance sheet as of the closing date. As soon as practicable after the closing date, the Company shall notify all vendors, customers and other parties transacting business with the Company who are paid by, or who remit to, Seller, to direct all future payments and invoices and related matters and correspondence directly to Buyer. From and after the closing date, cash, invoices or other amounts or documents received by either party which belong to the other will be promptly forwarded to the proper party.



      17.   Indemnification.

      a. The Seller shall indemnify and hold harmless the Buyer against and in respect of:

            (i) Misrepresentations. Any damage resulting from any material misrepresentation, breach of warranty, or nonfulfillment of any agreement on the part of the Seller, under this Agreement, or from any material misrepresentation in or omission from any certificate or other instrument furnished or to be furnished to the Buyer hereunder; and

            (ii)  Tax Indemnity of Seller.   From and after the closing
      date, Seller shall indemnify and save Buyer and the Company harmless from, and shall be entitled to any refund of any and all taxes (including without limitation any obligation to contribute to the payment of, or be entitled to share in the refund of, a tax determined on a consolidated, combined or unitary basis with respect to a group of corporations that includes or included the Company) which are (i) imposed on the Seller or any member (other than the Company) of the consolidated, unitary or combined group which includes or included the Company, or (ii) imposed on the Company in respect of its income, business, property or operations or for which the Company may otherwise be liable (A) for any pre-closing period,
      (B) resulting by reason of the several liability of the Company pursuant to Treasury Regulations section 1.1502-6 or any analogous state, local or foreign law or regulation or by reason of the Company having been a member of a consolidated, combined or unitary group relating to any pre-closing period (C) resulting from the Company ceasing to be a member of the affiliated group (within the meaning of Section 1504(a) of the Code) that includes Seller, (D) in respect of any post-closing period, attributable to sales, deposits, services or rentals occurring, received or performed in a pre-closing period, (E) in respect of any post-closing period, attributable to any change in accounting method employed by the Company during any of its four taxable years prior to the Closing,
      (F) in respect of any post-closing period, attributable to any items of income or gain of an entity treated as a partnership reported by the Company as a partner, to the extent such items are properly attributable to periods of the "partnership" ending on or before the closing date, or (G) attributable to any discharge of indebtedness that may result from any capital contributions by Seller (or an affiliate of Seller) to the Company of any intercompany indebtedness owed by Company to Seller (or an affiliate of Seller).

            (iii) Incidental expenses.   All actions, suits, proceedings,
      demands, assessments, judgments, costs, reasonable attorney's fees, and expenses incident to the foregoing.

      Materiality. Notwithstanding anything else contained herein, (A) none of the representations and warranties of the Seller shall be deemed breached unless the expenditures by the Buyer or Company due to such breaches exceeds $250,000 in the aggregate, and (B) no claim may be made by Buyer or Company against Seller pursuant to paragraph (i) above, or for incidental expenses pursuant to paragraph (iii) above unless Seller has received written notice of such claim from Buyer on or prior to the second anniversary of the Closing Date.


      b. The Buyer and the Company shall indemnify and hold harmless the Seller for a period of two years after the closing date (except for hauling services provided to Seller, where said obligation to indemnify shall extend to one year after Seller's discovery of the claim) against and in respect of:

            (i) WARN Act Liability. All liabilities of the Seller of any nature, whether accrued, absolute, contingent or otherwise, which arise or occur as a result of Seller's failure to notify under or otherwise comply with the WARN Act, if said notifications are necessary.

            (ii) Hauling Services Provided to Seller. Buyer and Company shall defend, indemnify, and hold harmless Seller from and against all loss, damage, expense, actions, and claims for injury to persons (including injury resulting in death) and damage to property caused by Buyer or Company's negligence in connection with Buyer's or Company's loading, handling, transportation, unloading, or delivery of product. Notwithstanding any other language in this Agreement, Buyer shall not be liable for any loss, damage, expense, actions or claims resulting from the sole negligence of Seller. Where personal injury, death, or loss of damage to property is the result of the joint negligence or misconduct of Buyer, Company and Seller, the parties expressly agree to indemnify each other in proportion to their share of such joint negligence or misconduct.

            (iii) Misrepresentations. Any damage or deficiency resulting from any misrepresentation, breach of warranty, or nonfulfillment of any agreement on the part of the Buyer, under this Agreement, or from any misrepresentation in or omission from any certificate or other instrument furnished or to be furnished to the Seller hereunder, and

            (iv) Incidental expenses. All actions, suits, proceedings, demands, assessments, judgments, costs, attorney's fees, and expenses incident to any of the foregoing.

      18. Brokerage. The parties represent and warrant to each other that all negotiations relative to this Agreement have been carried on by them directly with each other, without the intervention of any person, and the parties shall indemnify each other and hold them harmless against and in respect of any claim for brokerage or other commissions relative to this Agreement, or to the transactions contemplated hereby, and also in respect of all expenses of any character incurred by a party in connection with this agreement or such transactions.

      19. Nature and survival of representations. All statements contained in any certificate or other instrument delivered by or on behalf of the Seller or Buyer pursuant hereto, or in connection with the transactions contemplated hereby, shall be deemed representations and warranties by the Seller or Buyer respectively hereunder. All representations and warranties made by the Seller and the Buyer in this Agreement, or pursuant hereto, shall survive the closing for the periods set forth in section 17.




      20. Benefit. This Agreement shall be binding upon, and inure to the benefit of, the successors, assigns and legal representatives of the Seller, and the successors and assigns and legal representatives of the Buyer. No person or entity other than the parties hereto shall be a third party beneficiary hereof or otherwise have any rights and remedies arising under, or by reason of this Agreement.

      21. Construction. This agreement is being delivered and is intended to be performed in the State of Oklahoma, and shall be construed and enforced in accordance with the laws of that state.

      22. Notices. All notices, requests, demands, and other communications hereunder shall be in writing, and shall be deemed to have been duly given if delivered or mailed, first class postage prepaid, if to the Seller: 6100 South Yale, Tulsa, Oklahoma 74136, ATTN: General Counsel, or at such other address as may have been furnished by Seller to the Buyer in writing, or if to the Buyer at P.O. Box 2729, Chapel Hill, North Carolina 27525-2729, ATTN: Vice President and Chief Financial Officer or at such other address as may have been furnished to Seller in writing.

      23. Confidentiality. All confidential information acquired by a party hereto with respect to the business of the other party will be held in strict confidence, if such information is not in the public domain or otherwise available to the parties.

      24. Public Disclosure. Buyer and Seller shall consult with each other on the timing and substance of any press release or public announcement (including any formal announcement to employees or customers of the Company) relating to the transaction contemplated by this Agreement, and except to the extent Buyer or Seller is advised by their legal counsel that disclosure is required by law, neither Buyer nor Seller will issue any press releases or make a public announcement relating to the proposed transaction without the prior consent of the other.

      25. Expenses. Except as otherwise provided in the Agreement, each party shall pay its own expenses incident to the sale of the Company, including all fees of attorneys, brokers, finders, accountants, appraisers and financial advisors, whether nor not the proposed transaction shall be consummated.

      26. Seller's Access to Records. For the period of time reasonably required after closing Seller will have access (including copying) to any and all records needed for regulatory and other business purposes except as noted otherwise herein.

      27. No Negotiations. In consideration of the efforts and resources to be devoted by the parties to the sale of the Company, Seller will not enter into or conduct any discussions or negotiations with any other potential purchaser of the Company or any material portion thereof for a period ending on February 28, 1998.

      28. Entire Agreement. Except for that Confidentiality Agreement between the Seller and the Buyer dated as of August 14, 1997, this Agreement constitutes the entire Agreement



between the parties with respect to the subject matter hereof, and supersedes all prior oral or written agreements, understandings, representations and warranties, and courses of conduct and dealing between the parties on the subject matter hereto including the Letter of Intent dated October 9, 1997. This Agreement may be amended or modified only by a writing executed by both parties.

      29.   Counterparts.   This Agreement may be executed in one or more
counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

      In witness whereof the parties have duly executed and delivered this Agreement.

                                       CITGO PETROLEUM CORPORATION
Attest:

/s/   Stuart A. Rains                 /s/   Jerry E. Thompson
__________________________________    __________________________________
      Assistant Secretary                   Vice President


                                       KENAN TRANSPORT COMPANY
Attest:

/s/   William L. Boone                /s/   Lee P. Shaffer
__________________________________    __________________________________
      Secretary                             President


                                       PETROCHEMICAL TRANSPORT, INC.
Attest:

/s/   Stuart A. Rains                 /s/   Jerry E. Thompson
__________________________________    __________________________________
      Assistant Secretary                   Vice President






















                             TABLE OF EXHIBITS

Exhibits
--------

2(a)        Encumbrances on Company Assets
4(a)        Fuel Surcharge Adjustment
5(a)        Foreign Qualificatins of The Company
5(g)        Material Liabilities
5(h)        Material Changes in Operations
5(i)        Exceptions to Title
5(j)        Exceptions to Condition of Buildings and Equipment
5(k)        Material Contracts
5(m)        Litigation
5(n)        Contracts Requiring Consent
5(o)        Extensions of Return Filing Deadlines
5(q)        Environmental Matters
5(r)        Description of Insurance Plans
5(s)        List of Employee Benefit Plans/Employees Entitled to Severance
            Pay, Unemployment Compensation or Any Other Form of Payment
5(u)        Exceptions to Equipment
10(d)       Dividends, Distributions or Payments
10(e)       Compensation/Bonus Increases
10(f)       Company Contracts Beyond 1997 in Excess of $100,000
10(l)       Obligations Beyond Ordinary Course of Business
11          Insurance Claims
12          Labor Matters
13          Company Employees
14          Company Directors and Officers Nor Resigning
16(b)       Transition Services


Annex
-------
4(e)        Services Agreement






















                                    18